Exhibit 99.1

Nisun International Enterprise Development Group Co., Ltd Signs Agricultural Product Procurement
Agreement with Shandong Binliang Industrial Development Co. Ltd.

SHANGHAI, March 30, 2023 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced that the Company’s controlled affiliate, Fintech Supply Chain Management (Shandong) Co., Ltd., has entered into a wheat flour sales and purchase agreement (“the Agreement”) with Shandong Binliang Industrial Development Co. Ltd. (“Binliang”), a company engaged in the purchase and sale of food additives, feed ingredients, grain, edible agricultural products, pre-packed food, primary agricultural products, and related storage and warehousing services.  The Agreement represents a significant initiative of the Company’s supply chain business strategy to increase its presence and accelerate its business growth in the market of commodity wheat flour.

The wheat flour market in China has been an essential and dynamic sector due to the country’s large population and its growing demand for food. Wheat flour is a key ingredient in various traditional Chinese dishes, such as noodles, dumplings, and steamed buns, which makes it a staple food for millions of people. China is also one of the largest wheat producers in the world, with an annual output surpassing 130 million metric tons in recent years, as reported by Statista. With the increasing urbanization and changes in dietary preferences, Chinese consumers are seeking more diverse and higher-quality wheat flour products, which has led to a surge in demand for various types of flour.

The Agreement was executed as part of Nisun’s supply chain trading operations. Based on the orders placed by supply chain customers, Nisun would inform Binliang of the purchased quantity, delivery date, and other requirements one day in advance and pay the full amount for the goods within three business days of receiving the delivery note.

Mr. Xiaoyun Huang, Chief Executive Officer of Nisun, commented. “We are delighted to enter into the sales and purchase agreement with Binliang. The collaboration is expected to significantly bolster our business footprint and drive the exploration of new expansion in the wheat flour market. We believe that this partnership will provide us with a competitive advantage and allow us to offer our customers an even wider range of quality agricultural products and services. Looking forward, we are confident to continue expanding our customer base, strengthening our position in the market, , and yielding increased value for our shareholders.”

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com/

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

Investor Relations
Tel: +86 (21) 2357-0055
Email: ir@cnisun.com

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 (917) 609 0333

Email: tina.xiao@ascent-ir.com